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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
21779				10-23-2017
811-
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
John Hancock Funds II
4. Address of principal executive office (number, street, city, state, zip code):
601 Congress Street Boston, MA 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

John Hancock Investments John Hancock Fund Administration 601 Congress Street Boston, MA 02210-2805 (617) 663-3000

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

I, as a member of management of the portfolios listed in Appendix A, each a series of John Hancock Funds II, (individually, the "Portfolio"), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2017, and from July 12, 2017 through August 31, 2017.

Based on this evaluation, I assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017 and from July 12, 2017 through August 31, 2017, with respect to securities reflected in the investment account of the Portfolios.

By:	/s/ Sal Schiavone
Salvatore Schiavone

Treasurer
Title

10-23-2017
Date

John Hancock Investments John Hancock Fund Administration 601 Congress Street Boston, MA 02210-2805 (617) 663-3000

Appendix A

Portfolio name:	Formally known as:
John Hancock Alternative Asset Allocation Fund
John Hancock Income Allocation Fund
John Hancock Multi-Index 2010 Lifetime Portfolio	John Hancock Retirement Living Through II 2010 Portfolio
John Hancock Multi-Index 2015 Lifetime Portfolio	John Hancock Retirement Living Through II 2015 Portfolio
John Hancock Multi-Index 2020 Lifetime Portfolio	John Hancock Retirement Living Through II 2020 Portfolio
John Hancock Multi-Index 2025 Lifetime Portfolio	John Hancock Retirement Living Through II 2025 Portfolio
John Hancock Multi-Index 2030 Lifetime Portfolio	John Hancock Retirement Living Through II 2030 Portfolio
John Hancock Multi-Index 2035 Lifetime Portfolio	John Hancock Retirement Living Through II 2035 Portfolio
John Hancock Multi-Index 2040 Lifetime Portfolio	John Hancock Retirement Living Through II 2040 Portfolio
John Hancock Multi-Index 2045 Lifetime Portfolio	John Hancock Retirement Living Through II 2045 Portfolio
John Hancock Multi-Index 2050 Lifetime Portfolio	John Hancock Retirement Living Through II 2050 Portfolio
John Hancock Multi-Index 2055 Lifetime Portfolio	John Hancock Retirement Living Through II 2055 Portfolio
John Hancock Multi-Index 2060 Lifetime Portfolio	John Hancock Retirement Living Through II 2060 Portfolio
John Hancock Multimanager 2010 Lifetime Portfolio	John Hancock Retirement Living Through 2010 Portfolio
John Hancock Multimanager 2015 Lifetime Portfolio	John Hancock Retirement Living Through 2015 Portfolio
John Hancock Multimanager 2020 Lifetime Portfolio	John Hancock Retirement Living Through 2020 Portfolio
John Hancock Multimanager 2025 Lifetime Portfolio	John Hancock Retirement Living Through 2025 Portfolio
John Hancock Multimanager 2030 Lifetime Portfolio	John Hancock Retirement Living Through 2030 Portfolio
John Hancock Multimanager 2035 Lifetime Portfolio	John Hancock Retirement Living Through 2035 Portfolio
John Hancock Multimanager 2040 Lifetime Portfolio	John Hancock Retirement Living Through 2040 Portfolio
John Hancock Multimanager 2045 Lifetime Portfolio	John Hancock Retirement Living Through 2045 Portfolio
John Hancock Multimanager 2050 Lifetime Portfolio	John Hancock Retirement Living Through 2050 Portfolio
John Hancock Multimanager 2055 Lifetime Portfolio	John Hancock Retirement Living Through 2055 Portfolio
John Hancock Multimanager 2060 Lifetime Portfolio	John Hancock Retirement Living Through 2060 Portfolio
John Hancock Multi-Index Income Preservation Portfolio	John Hancock Retirement Choices Income Portfolio
John Hancock Multi-Index 2020 Preservation Portfolio	John Hancock Retirement Choices at 2020 Portfolio
John Hancock Multi-Index 2025 Preservation Portfolio	John Hancock Retirement Choices at 2025 Portfolio
John Hancock Multi-Index 2030 Preservation Portfolio	John Hancock Retirement Choices at 2030 Portfolio
John Hancock Multi-Index 2035 Preservation Portfolio	John Hancock Retirement Choices at 2035 Portfolio
John Hancock Multi-Index 2040 Preservation Portfolio	John Hancock Retirement Choices at 2040 Portfolio
John Hancock Multi-Index 2045 Preservation Portfolio	John Hancock Retirement Choices at 2045 Portfolio
John Hancock Multi-Index 2050 Preservation Portfolio	John Hancock Retirement Choices at 2050 Portfolio
John Hancock Multi-Index 2055 Preservation Portfolio	John Hancock Retirement Choices at 2055 Portfolio
John Hancock Multi-Index 2060 Preservation Portfolio	John Hancock Retirement Choices at 2060 Portfolio
John Hancock Multi-Index Lifestyle Aggressive Portfolio	John Hancock Lifestyle II Aggressive Portfolio
John Hancock Multi-Index Lifestyle Balanced Portfolio	John Hancock Lifestyle II Balanced Portfolio
John Hancock Multi-Index Lifestyle Conservative Portfolio	John Hancock Lifestyle II Conservative Portfolio
John Hancock Multi-Index Lifestyle Growth Portfolio	John Hancock Lifestyle II Growth Portfolio
John Hancock Multi-Index Lifestyle Moderate Portfolio	John Hancock Lifestyle II Moderate Portfolio

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
John Hancock Funds II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) (individually, the “Portfolio”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 31, 2017. Management is responsible for its assertion and each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2017, and with respect to agreement of security purchases and sales, for the period from July 12, 2017 (the date of our last examination), through August 31, 2017:

-

Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Portfolio and held by John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares; and

-	Reconciliation of all such shares of beneficial interest to the books and records of each Portfolio and John Hancock Life Insurance Company, USA.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.

In our opinion, management's assertion that each of the series of John Hancock Funds II (as set forth in the attached Schedule of Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2017 with respect to securities reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of each Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
October 23, 2017

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Schedule of Portfolios

Portfolio name:	Formally known as:
John Hancock Alternative Asset Allocation Fund
John Hancock Income Allocation Fund
John Hancock Multi-Index 2010 Lifetime Portfolio	John Hancock Retirement Living Through II 2010 Portfolio
John Hancock Multi-Index 2015 Lifetime Portfolio	John Hancock Retirement Living Through II 2015 Portfolio
John Hancock Multi-Index 2020 Lifetime Portfolio	John Hancock Retirement Living Through II 2020 Portfolio
John Hancock Multi-Index 2025 Lifetime Portfolio	John Hancock Retirement Living Through II 2025 Portfolio
John Hancock Multi-Index 2030 Lifetime Portfolio	John Hancock Retirement Living Through II 2030 Portfolio
John Hancock Multi-Index 2035 Lifetime Portfolio	John Hancock Retirement Living Through II 2035 Portfolio
John Hancock Multi-Index 2040 Lifetime Portfolio	John Hancock Retirement Living Through II 2040 Portfolio
John Hancock Multi-Index 2045 Lifetime Portfolio	John Hancock Retirement Living Through II 2045 Portfolio
John Hancock Multi-Index 2050 Lifetime Portfolio	John Hancock Retirement Living Through II 2050 Portfolio
John Hancock Multi-Index 2055 Lifetime Portfolio	John Hancock Retirement Living Through II 2055 Portfolio
John Hancock Multi-Index 2060 Lifetime Portfolio	John Hancock Retirement Living Through II 2060 Portfolio
John Hancock Multimanager 2010 Lifetime Portfolio	John Hancock Retirement Living Through 2010 Portfolio
John Hancock Multimanager 2015 Lifetime Portfolio	John Hancock Retirement Living Through 2015 Portfolio
John Hancock Multimanager 2020 Lifetime Portfolio	John Hancock Retirement Living Through 2020 Portfolio
John Hancock Multimanager 2025 Lifetime Portfolio	John Hancock Retirement Living Through 2025 Portfolio
John Hancock Multimanager 2030 Lifetime Portfolio	John Hancock Retirement Living Through 2030 Portfolio
John Hancock Multimanager 2035 Lifetime Portfolio	John Hancock Retirement Living Through 2035 Portfolio
John Hancock Multimanager 2040 Lifetime Portfolio	John Hancock Retirement Living Through 2040 Portfolio
John Hancock Multimanager 2045 Lifetime Portfolio	John Hancock Retirement Living Through 2045 Portfolio
John Hancock Multimanager 2050 Lifetime Portfolio	John Hancock Retirement Living Through 2050 Portfolio
John Hancock Multimanager 2055 Lifetime Portfolio	John Hancock Retirement Living Through 2055 Portfolio
John Hancock Multimanager 2060 Lifetime Portfolio	John Hancock Retirement Living Through 2060 Portfolio
John Hancock Multi-Index Income Preservation Portfolio	John Hancock Retirement Choices Income Portfolio
John Hancock Multi-Index 2020 Preservation Portfolio	John Hancock Retirement Choices at 2020 Portfolio
John Hancock Multi-Index 2025 Preservation Portfolio	John Hancock Retirement Choices at 2025 Portfolio
John Hancock Multi-Index 2030 Preservation Portfolio	John Hancock Retirement Choices at 2030 Portfolio
John Hancock Multi-Index 2035 Preservation Portfolio	John Hancock Retirement Choices at 2035 Portfolio
John Hancock Multi-Index 2040 Preservation Portfolio	John Hancock Retirement Choices at 2040 Portfolio
John Hancock Multi-Index 2045 Preservation Portfolio	John Hancock Retirement Choices at 2045 Portfolio
John Hancock Multi-Index 2050 Preservation Portfolio	John Hancock Retirement Choices at 2050 Portfolio
John Hancock Multi-Index 2055 Preservation Portfolio	John Hancock Retirement Choices at 2055 Portfolio
John Hancock Multi-Index 2060 Preservation Portfolio	John Hancock Retirement Choices at 2060 Portfolio
John Hancock Multi-Index Lifestyle Aggressive Portfolio	John Hancock Lifestyle II Aggressive Portfolio
John Hancock Multi-Index Lifestyle Balanced Portfolio	John Hancock Lifestyle II Balanced Portfolio
John Hancock Multi-Index Lifestyle Conservative Portfolio	John Hancock Lifestyle II Conservative Portfolio
John Hancock Multi-Index Lifestyle Growth Portfolio	John Hancock Lifestyle II Growth Portfolio
John Hancock Multi-Index Lifestyle Moderate Portfolio	John Hancock Lifestyle II Moderate Portfolio